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                                 Exhibit 2(a)


      URS Corporation                           100 California Street, Suite 500
                                                San Francisco, CA  94111-4529
                                                Tel:  (415) 774-2700
                                                Fax:  (415) 398-1505



Martin M. Koffel
Chairman and
Chief Executive Officer


         December 2, 1995

                                                                       HMF-56393




Mr. Robert L. Costello
President and Chief Executive Officer
Greiner Engineering, Inc.
Suite 1900, LB 44
909 E. Las Colinas Blvd.
Irving Texas  75039-3907

                 Re:      Acquisition of Greiner Engineering, Inc.
                          by URS Corporation

Dear Rob:

                 I am very pleased that the Board of Directors of Greiner Engineering, Inc. has agreed with us that the combination of Greiner with URS Corporation on the terms proposed is an excellent strategic and financial opportunity for the shareholders, employees and clients of both our companies.

                 The attached Transaction Term Sheet is intended to summarize the nonbinding understandings of the parties with respect to the terms and conditions of the combination, as well as certain binding agreements between the parties regarding their relationships while the transaction is being finalized. If you agree that the Transaction Term Sheet accurately summarizes our mutual intent and sets forth our agreements as of the date of this letter, please so indicate by countersigning this letter.

                 Once this letter has been countersigned, the next phase will be to finalize an appropriate definitive agreement, to prepare the required regulatory filings, and to commence the other steps that will be necessary or appropriate to complete the transaction.

                 I also am enclosing a copy of the joint press release in the form we previously agreed upon. As discussed, we are planning to issue this release prior to the opening of the stock market in New York on Monday, December 4, assuming that you have countersigned this letter by that time.





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                 We look forward to working with you toward a prompt and
successful conclusion to this transaction, and to a bright future for our combined companies.

Sincerely,



/s/ Martin M. Koffel



AGREED AND CONFIRMED

GREINER ENGINEERING, INC.


By  /s/ Robert L. Costello
    -------------------------------------
    Robert L. Costello
    President and Chief Executive Officer

Date:  December 3, 1995





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                             TRANSACTION TERM SHEET

PART 1.            NONBINDING UNDERSTANDINGS:

     STRUCTURE                    *    URS Corporation ("URS") will acquire all
                                       the outstanding stock of Greiner
                                       Engineering, Inc. ("Greiner") pursuant
                                       to a merger of Greiner with a
                                       wholly-owned subsidiary of URS (the
                                       "Acquisition").

                                  *    The Acquisition price will consist of
                                       $13.50 in cash plus 0.298 shares of URS
                                       common stock for each of the 4,698,442
                                       outstanding shares of Greiner common
                                       stock, for an aggregate Acquisition
                                       price of $63,428,467 and 1.4 million
                                       shares of URS common stock.

                                  *    Fractional shares otherwise issuable
                                       will be settled for cash based on the
                                       market price of URS common stock as of
                                       the closing of the Acquisition (the
                                       "Closing").

                                  * All outstanding options and other rights to acquire Greiner common stock will be cancelled at the Closing. Any such vested options or other rights which are in-the-money at the Closing will be settled for cash in an amount per share equal to the difference between the exercise price and the sum of $13.50 plus the market price of 0.298 shares of URS common stock as of the Closing.

     DUE DILIGENCE                *    URS will immediately proceed with its
                                       operational, financial and legal due
                                       diligence investigation of Greiner.
                                       Such investigation will be completed
                                       prior to the execution of the Definitive
                                       Agreement so that the Agreement (see
                                       below) will contain no due diligence
                                       condition.  Execution of the Definitive
                                       Agreement will be subject to completion
                                       of the due diligence investigation to
                                       the satisfaction of URS and its lenders.
                                       URS will deliver to Greiner for its
                                       review such public information
                                       (financial and other) not currently in
                                       Greiner's possession as Greiner may
                                       request to facilitate Greiner's review
                                       of the business and financial condition
                                       of URS.

     DEFINITIVE
     AGREEMENT                    *    URS and Greiner will promptly begin
                                       negotiations toward a definitive
                                       agreement containing the terms and
                                       conditions summarized elsewhere in this
                                       Term Sheet and other agreements,
                                       representations, warranties





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                                      and conditions appropriate for
                                      transactions of this nature (the
                                      "Definitive Agreement").  URS and its
                                      counsel will be responsible for preparing the initial draft of the Definitive Agreement, and the parties intend to finalize and execute the Definitive Agreement as quickly as possible. However, the Definitive Agreement will not be executed until the due diligence investigation has been completed to the satisfaction of URS and its lenders, and URS and Greiner are satisfied with the commitments of URS's lenders to fund the cash portion of the Acquisition price.

     PRINCIPAL
     CONDITIONS              *    Principal conditions to Closing to be
                                  specified in the Definitive Agreement will include, among other things:

                                      -     Greiner shareholder approval;

                                      -     Receipt upon signing the Definitive
                                            Agreement by Greiner of an opinion
                                            of a reputable investment banking
                                            or valuation firm, selected by
                                            Greiner and reasonably acceptable
                                            to URS, that the Acquisition price
                                            is fair to Greiner and its
                                            shareholders from a financial point
                                            of view.

                                      -     Completion of all required filings
                                            and receipt of all required
                                            regulatory and other approvals
                                            (including without limitation
                                            filings under the Hart-Scott-
                                            Rodino Antitrust Improvements Act
                                            (the H-S-R Act"), registration of
                                            the URS shares to be issued in the
                                            Acquisition with the Securities and
                                            Exchange Commission, and listing of
                                            such shares on the New York and
                                            Pacific Stock Exchanges);

                                      -     The absence of any material adverse
                                            change in the business,  financial
                                            condition or prospects of Greiner
                                            between September 30, 1995 and the
                                            Closing, except as otherwise
                                            publicly disclosed by Greiner as of
                                            December 1, 1995;

                                      -     The absence of any pending or
                                            threatened litigation regarding the
                                            Definitive Agreement or the
                                            Acquisition; and

                                      -     Such other conditions as may be
                                            imposed by URS's lenders as
                                            conditions to their financing
                                            commitments.





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PART 2.            BINDING AGREEMENTS:

     BINDING
     PROVISIONS         *    Upon mutual acceptance of this Transaction Term
                             Sheet by URS and Greiner, the paragraphs contained in this PART II - BINDING PROVISIONS
                             (collectively, the "Binding Provisions") will constitute the legally binding and enforceable agreements of URS and Greiner (in recognition of the significant costs to be borne by each of the parties in pursuing this proposed Acquisition and further in consideration of their mutual undertakings as to the matters described herein).

     NONBINDING
     PROVISIONS         *    The paragraphs contained in PART I - NONBINDING
                             PROVISION above (collectively, the "NonBinding
                             Provisions") do not create or constitute any legally binding obligations between Greiner, URS or any of their respective directors, officers or affiliates, and no such party shall have any liability to any of the other parties with respect to the Nonbinding Provisions until the Definitive
                             Agreement, if one is successfully negotiated, is executed and delivered by URS and Greiner. No prior or subsequent course of conduct or dealing among the parties, oral communications or other actions not reduced to or reflected in a writing executed by all of the parties shall serve to modify this paragraph in any way or cause the Nonbinding Provisions or any provisions covering the same subject matter to become in any sense legally binding and enforceable. If the Definitive Agreement is not prepared, authorized, executed or delivered for any reason, no party shall have any liability to any other party based upon, arising from, or relating to the Nonbinding
                             Provisions.

     NO-SHOP            *    For the next 120 days, or if longer so long as
                             negotiations toward the Definitive Agreement are proceeding, Greiner and its directors, officers, affiliates and other representatives agree not to, directly or indirectly, solicit, initiate, respond to, entertain, encourage submission of proposals or offers, provide information, or enter into negotiations or discussing with or in any manner encourage, discuss, accept or consider any proposal or offer of any person other than URS, relating to the acquisition of all or any substantial part of the assets, business or capital stock of Greiner; provided that, nothing herein shall prevent Greiner or its directors and officers from responding to




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                             and considering unsolicited firm offers for any
                             such transaction from persons other than URS if and to the extent that, in the written opinion of Greiner's outside counsel, failure to do so would be reasonably likely to constitute a violation of applicable law or a breach of the fiduciary duties of Greiner's directors to Greiner's stockholders.

                        * Greiner confirms that it is not currently conducting any active discussions or negotiations regarding any such transaction involving Greiner with any party except URS.

                        * Greiner will immediately inform URS in writing if Greiner receives an unsolicited inquiry or proposal regarding any such transaction, and will immediately advise URS in writing of the terms and other details of any such inquiry or proposal.

                        * If Greiner or any of its directors, officers or affiliates enter into any such negotiations or discussions in breach of the above no-shop provisions, URS shall be entitled to immediate reimbursement from Greiner for all expenses incurred in connection with the Acquisition.

                        * If Greiner or any of its directors, officers or affiliates enters into any letter of intent, understanding or other agreement with a party other than URS relating to the acquisition of all or any substantial part of the assets, business or capital stock of Greiner (whether through purchase, merger, consolidation, exchange or any other business combination), either in breach of the above no-shop provisions or within 9 months after termination of negotiations between Greiner and URS, then immediately upon entering into such letter of intent, understanding or other agreement Greiner shall pay URS a termination fee of $5.0 million; provided that, no such fee shall be payable if, prior to the entry by Greiner into such letter of intent, understanding or other agreement, URS has unilaterally terminated its discussions with Greiner contemplated by this Transaction Term Sheet or unilaterally declined to close the acquisition as contemplated by the Definitive Agreement.

                        * The expense reimbursement obligation and termination fee described above shall not be the exclusive remedies to URS in the event of a breach by Greiner of the Binding Provisions of this Transaction Term Sheet, and in any such





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                             event, URS shall be entitled, in addition to
                             receiving such payments, to equitable remedies, including but not limited to specific performance and enjoining any actions determined to be in breach of the Binding Provisions.

     DEFINITIVE
     AGREEMENT               *    URS and its counsel will be responsible for
                                  preparing the initial draft of the Definitive
                                  Agreement. Subject to the final sentence of the following paragraph, URS and Greiner shall negotiate in good faith to arrive at a mutually acceptable Definitive Agreement for approval, execution and delivery on the earliest possible date.

     ACCESS                  *    Greiner will provide URS and its
                                  advisors with complete access in a timely fashion to the facilities, contracts, books and records of Greiner, and will cause the officers, employees, accountants and other representatives of Greiner to cooperate fully with URS and its advisors in connection with the due diligence investigation of Greiner.
                                  URS will be under no obligation to continue with its due diligence investigation or negotiations regarding the Definitive
                                  Agreement if, at any time, the results of its due diligence investigation are not satisfactory to URS for any reason in its sole discretion.

CONDUCT OF
BUSINESS                     *    Until the Definitive Agreement
                                  has been duly executed and delivered by all of the parties or the Binding Provisions have been terminated as provided below, Greiner shall conduct its business only in the ordinary course, and shall not engage in any extraordinary transactions without the prior written consent of URS, including, without limitation, the following:

                                  -         disposing of any assets of Target
                                            Company, except in the ordinary
                                            course of business;

                                  -         materially increasing the annual
                                            level of compensation of any
                                            employee, or increasing at all the
                                            annual level of compensation of any
                                            person whose compensation from
                                            Greiner in the last fiscal year
                                            exceeded $150,000, or granting any
                                            unusual or extraordinary bonuses,





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                                            benefits or other forms of direct or
                                            indirect compensation to any
                                            employee, officer, director or
                                            consultant, except in amounts in
                                            keeping with past
                                            practices;

                                  -         issuing any equity securities or
                                            options, warrants, rights or
                                            convertible securities;

                                  -         paying any dividends in excess of
                                            the regular dividend payment of
                                            $0.075 per quarter, redeeming any
                                            securities, or otherwise causing
                                            assets of Greiner to be distributed
                                            to any of its shareholders; or

                                  -         borrowing any funds under existing
                                            credit lines or otherwise, except
                                            as reasonably necessary for the
                                            ordinary operation of the business
                                            of Greiner in a manner, and in
                                            amounts, in keeping with historical
                                            practices.

     DISCLOSURE         *    Except as and to the extent required by law,
                             without the prior written consent of the other party, neither URS nor Greiner shall, and each shall direct its directors, officers, affiliates or other representatives not to, directly or indirectly, make any public comment, statement or communication with respect to, or otherwise disclose or permit the disclosure of the existence of discussions regarding, a possible transaction among the parties or any of the terms, conditions or other aspects of the Acquisition. URS and Greiner have agreed to issue a joint press release at the time this Transaction Term Sheet has been mutually accepted, and shall cooperate to develop and mutually agree upon an appropriate communication program as soon as possible.

     CONFIDENTIALITY    *    Except as and to the extent required by law,
                             neither URS nor Greiner shall disclose or use, and they each shall cause their respective officers, directors, affiliates, professional advisors and other representatives not to disclose or use, any Confidential Information (as defined below) with respect to any other party furnished or to be furnished by any other party or their respective representatives in connection with the transactions contemplated by this Transaction Term Sheet at any time or in any manner other than in connection with the evaluation of the Acquisition. For purposes of this paragraph, "Confidential Information" means any information about any party stamped
                             "confidential" or identified as such to any





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                             other party; provided that it does not include
                             information which any party can demonstrate (i) is generally available to or known by the public other than as a result of improper disclosure by a party to this Transaction Term Sheet, or (ii) is obtained by URS or Greiner from a source other than by the other party provided that such source was not bound by a duty of confidentiality with respect to such information. If the Binding Provisions are terminated as provided below, each party shall return any Confidential Information in such party's possession pertaining to the other party. The parties may agree to evidence their confidentiality obligations in a separate expanded agreement.

     COSTS              *    Each party shall be responsible for and bear
                             all of its own costs and expenses (including the
                             fees and expenses of its own professional advisors
                             and any broker's or finder's fees) incurred in
                             connection with the transactions   contemplated by
                             this Transaction Term Sheet.

     CONSENTS           *    URS and Greiner shall cooperate with each other
                             and proceed, as promptly as is reasonably practical, to prepare and file the notifications required by the H-S-R Act and the proxy and registration statements and other filings required under applicable securities laws, and to obtain all necessary consents and approvals from third parties, and to endeavor to comply with all other legal or contractual requirements for or preconditions to the execution and consummation of the Definitive Agreement.

     TERMINATION        *    The Binding Provisions may be terminated:

                                  -    by mutual written consent of the
                                       parties; or

                                  -    upon written notice by any party to
                                       all of the other parties if the
                                       Definitive Agreement has not been
                                       executed by April 1, 1996;

                             provided, however, that the termination of the Binding Provisions shall not affect the liability of a party for breach of any of the Binding Provisions prior to termination. Upon termination of the Binding Provisions, the parties shall have no further obligations hereunder, except as stated in the paragraphs captioned "No-Shop," "Disclosure," "Confidentiality," and "Costs." which shall survive any such termination.





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